UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 8, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F  ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes  ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE
Date	8 August 2022
Release Number	25/22

BHP ANNOUNCES NON-BINDING INDICATIVE PROPOSAL

TO ACQUIRE OZ MINERALS LIMITED

BHP has submitted a non-binding indicative proposal to the Board of OZL on 5 August 2022 to acquire 100% of the issued share capital in OZL by way of a scheme of arrangement (the Proposal).

BHP’s Proposal to acquire all of OZL’s shares for cash consideration of A$25.00 per share1, represents a compelling value proposition for OZL shareholders. The consideration represents an attractive premium of:

•	32.1% to OZL’s closing price of A$18.92 per share on 5 August 2022; and

•	41.4% to OZL’s 30-day VWAP of A$17.67 per share up to and including 5 August 2022.

BHP’s Proposal represents a significant premium to the market value of OZL at the time the Proposal was submitted, at a price that was materially above the average broker price targets. The cash offer would deliver immediate value to OZL shareholders and de-risk any value which may (or may not) eventually be reflected in OZL’s share price.

BHP’s Proposal is subject to certain conditions including completion of confirmatory due diligence to the satisfaction of BHP, entry into a scheme implementation agreement and a unanimous recommendation from the OZL Board that OZL shareholders vote in favour of the Proposal in the absence of a superior proposal.

BHP CEO Mike Henry said:

“Our proposal represents compelling value and certainty for OZ Minerals shareholders in the face of a deteriorating external environment and increased OZL operational and growth related funding challenges.

“We are disappointed that the Board of OZL has indicated that it is not willing to entertain our compelling offer or provide us with access to due diligence in relation to our proposal.”

Authorised for lodgement by:
Stefanie Wilkinson
Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Dinesh Bishop
Tel: +61 3 9609 3830	Mobile: +61 407 033 909
Mobile: +61 411 071 715

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484	Tel: +44 2078 027 144
Mobile: +44 7786 661 683	Mobile: +44 7961 636 432

Americas	Americas

Renata Fernandaz	Sabrina Goulart
Mobile: +56 9 8229 5357	Mobile: +1 832 781 6698

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group is headquartered in Australia

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[1]

The cash consideration will be reduced by the value of any dividends or return of capital paid by OZL before the date of the implementation of the Proposal, other than the first A$0.08 per share of interim dividend for the 6 months ended 30 June 2022 which (if declared) OZL shareholders will be entitled to be paid without any adjustment to the cash offer price.

Disclaimer and important notice

Forward-looking statements

This announcement may contain forward-looking statements, including statements regarding the Proposal and related transactions, such as the expected timing and benefits. Words such as ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions identify forward-looking statements. Forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, including those associated with the industries in which BHP and OZL operate. Many of these risks are beyond the control of BHP and its related bodies corporate and affiliates, and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives. It is believed that the expectations reflected in forward-looking statements are reasonable, but they may be affected by a range of variables which could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements include, but are not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates. Except as required by applicable regulations or law, BHP assumes no obligation, and does not undertake, to update any forward-looking statements or information regularly in part or whole. Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Proposal, OZL’s operations or BHP’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this announcement. To the maximum extent permitted by law, none of BHP, its directors, employees, agents or advisers, nor any other person accepts any liability for any loss arising from the use of this announcement or its contents or otherwise arising in connection with it.

Limitation of information in relation to OZL

All information in this announcement in relation to OZL has been sourced from publicly available information in respect of OZL. BHP has conducted public due diligence in relation to the Proposal, but has not independently verified such information and, to the maximum extent permitted by law, makes no representation or warranty, expressed or implied, as to the fairness, accuracy, correctness, completeness or adequacy of any information relating to OZL. Receipt of additional or updated information may change any forward-looking statements concerning OZL in this announcement. OZL may have a different interpretation of the underlying data and release other information to the market.

No offer or solicitation

This communication relates to the Proposal between BHP and OZL. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Proposal or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The person responsible for arranging the release of this announcement on behalf of BHP is Stefanie Wilkinson, Group Company Secretary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: August 8, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary